August 28, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

       Re: Functional Brands Inc.
           Amendment No. 9 to Registration Statement on Form S-1
           Filed August 12, 2025
           File No. 333-284180
Dear Eric Gripentrog:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2025, letter.

Amendment No. 9 to Registration Statement on Form S-1
General

1. We continue to consider your response to prior comment 1, including your statements that:

                the funding of the private placement will occur upon the completion of the closing conditions set forth in the purchase agreements;
             the conditions include    confirmation by Nasdaq of the acceptance
of the direct
           listing;
                [a]ll closing conditions are outside of the investors control;
                the Company will only request effectiveness . . . upon receipt from Nasdaq of
 August 28, 2025
Page 2

           acceptance of the direct listing;
                [t]herefore, the investors are irrevocably bound to purchase the securities subject to the filing and effectiveness of the Registration Statement;
and
                prior to the closing, but upon receipt of listing confirmation from Nasdaq, the investors must deliver [their] subscription amounts to [the] escrow agent.

      Please explain in detail the expected timing, in relation to each other, of (1) your
      expected request for effectiveness, (2) receipt of Nasdaq   s approval of
the listing
      application, (3) the opening of trading for the company   s securities,
(4) the required
      payment for the Series A and B Convertible Preferred Stock, and (5) the closing of the private placement transaction.
2.    We note that the terms of the Securities Purchase Agreement filed as
Exhibit 10.23
      provide that the    direct listing of the Company   s securities    is a
condition precedent
      to the purchasers    obligations to pay the subscription amounts and that
a closing shall
      not occur until all conditions precedent to those obligations have been satisfied. Please
      clarify, with regard to the definition of    Qualified Event    in the
Securities Purchase
      Agreement, what is meant by    the direct listing of the Company   s
securities on a
      Trading Market.    You disclose in the filing that    [f]unding of the
purchase of such
      preferred stock is conditioned upon completion of the Direct Listing (cover page)
      and that    [o]n July 22, 2025 the Company agreed upon the consummation of the
      Direct Listing to issue 1,800,000 shares of convertible preferred stock to 6 accredited
      investors in a private placement transaction.    (page II-2). Please
reconcile these
      disclosures and terms with the statements in your response to prior Comment 1 that upon receipt of listing confirmation from Nasdaq, the investors must deliver [their]
      subscription amounts to [the] escrow agent    and with the provisions of
the Securities
      Purchase Agreement that provide    [t]he Registrable Securities shall be
immediately
      tradable at the time of the Qualified Event    and that    Bonus
Preferred Shares [might]
      have converted into the Company   s Common Stock in advance of a
Qualified Event. .
      . .
3. In light of your response that all conditions to closing are outside the control of the private placement purchasers, please advise us whether those purchasers would be restricted from submitting bids or offers in connection with the opening of trading in the direct listing. If so, advise us of the earliest date on which such investors would be permitted to resell securities in reliance on the registration statement. Risk Factors
Risks Related to This Offering and Ownership of Our Common Stock, page 30

4. Please revise to add a risk factor describing the potential conflict that Joseph Gunnar
      & Co., LLC, in its capacity as the Advisor, may face in making its decision to proceed at the Current Reference Price while also having served as the placement agent in the
      July 22, 2025, private placement transaction.
 August 28, 2025
Page 3

        Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Barry P. Biggar, Esq.